

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Zhenwu Huang
Chief Executive Officer
RICHTECH ROBOTICS INC.
4175 Cameron Street, Suite 1
Las Vegas, NV 89103

Re: RICHTECH ROBOTICS INC.
    Registration Statement on Form S-1
    Filed March 18, 2024
    File No. 333-278013

Dear Zhenwu Huang:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. Please revise to disclose the material market activities of the equity line investor, including:
   - any short selling of the company's securities or other hedging activities that the equity line investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
   - how the equity line investor intends to distribute the securities it owns or will acquire.

Zhenwu Huang
RICHTECH ROBOTICS INC.
March 21, 2024
Page 2

2.   Please revise to disclose how the provisions of Regulation M may prohibit the equity line
       investor and any other distribution participants that are participating in the distribution of
       the company's securities from:
       • engaging in market making activities (e.g., placing bids or making purchases to
         stabilize the price of the common stock) while the equity line is in effect; and
       • purchasing shares in the open market while the equity line is in effect.

Risk Factors
Risks Related to this Offering, page 11

3.   We note that the equity line investor may engage in short selling. Please add a risk factor
       discussing that the equity line investor can engage in short-selling activities and
       explaining how any sales activities after announcement of a put may negatively affect the
       company's share price.

Exhibits, page II-4

4.   The auditor consent filed as Exhibit 23.1 fails to cover the period ended September 30,
       2023. Please file a revised auditor consent that covers this period.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

       Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with
any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Technology

cc: Richard I. Anslow